[SOFTBRANDS LETTERHEAD

June 2, 2005

MAIL STOP 4-6

Mark P. Shuman, Esq.
Jeffrey B. Werbitt
Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549

Re:                                                                               SoftBrands, Inc.
Proxy Statement filed January 14, 2005
File No. 0-51118

Dear Mr. Shuman and Mr. Werbitt:

Thank you for forwarding your comments.  We are filing via EDGAR, simultaneous with this letter, a revised preliminary proxy statement that includes changes to address each of your comments.

The remainder of this letter responds, and provides supplemental information, regarding each of the comments contained in your May 24, 2005 letter.  With respect to each of your comments, we have repeated the text of your comment below followed by our response.

Proposal 2, page 15

1.                                      We note that this is an annual meeting proxy that must be preceded or accompanied by a report that complies with the requirements of Rule 14a-3(b).  In light of our outstanding comments on your Form 10, File No. 0-51118, we suggest that you resolve the matters addressed in our comments prior to furnishing the registration statement to your security holders.

As we indicate in the Proxy Statement, and as our counsel has discussed with Mr. Werbitt, this is to confirm that we do intend to deliver with the Proxy Statement the final Form 10 to comply with the requirement under Rule 14a-3(b) and will not deliver the final Form 10, and therefore will not mail the Proxy Statement, until after we have resolved all of the Commission’s comments on the Form 10.

2.                                      We note that SoftBrands is seeking approval to affect a reverse stock split based upon any ratio in the range from one-for-three to one-for-five.  Please advise whether your directors separately adopted three separate amendments to the company’s certificate of incorporation.  If not, tell us why the actions of SoftBrands’ directors to amend your articles of incorporation is consistent with Section 242 the DGCL.

In response to your comment, and to the requirements of Delaware law, we have revised the proxy statement, and the Board’s authorizing resolutions, to make clear that the Board of Directors has proposed for approval, and the Company’s stockholder’s will be authorizing, three amendments at distinct reverse split ratios that may be implemented at the discretion of the Board.

3.                                      We note your discussion of the listing criteria for the Nasdaq and the Amex.  Please revise to clarify to what extent SoftBrands currently meets the listing requirements for the Nasdaq and the Amex.  Does SoftBrands meet all of the listing requirements other than the minimum bid price requirements?

Please note that we believe that the Proxy Statement indicated that SoftBrands failed to meet only the Nasdaq’s bid price requirement and its market capitalization requirement under one listing category and the bid price requirement and the net worth requirement under another category.  The Proxy Statement contained similar disclosure relating to the AMEX.  Nevertheless, because the disclosure might have been unclear, and in response to your comment, we have expanded the disclosure to specifically indicate that SoftBrands meets the other listing requirements.  Please know that, because we will not circulate before the Form 10 is resolved, the added text in this portion of the proxy statement regarding satisfaction of the SEC’s comments will be deleted from the final form of proxy statement.

4.                                      Please disclose, in a table or similar format, for each potential reverse stock split the number of shares of your common stock that will be issued and outstanding before and after the reverse stock split based on the number of shares currently issued and outstanding as of the most recent practicable date.

In response to your comment, we have revised the disclosure to include a table that illustrates the effect of the split on not only the shares outstanding, but on warrants, on preferred stock and on the option plan.

5.                                      We call your attention to Rule 10b-17, which you should consult in connection with the process of implementing any stock split.

This is to acknowledge our understanding that, at least 10 days prior to the record date implementing the reserve stock split, we will provide the NASD, or if our common stock is then listed on an exchange with substantially comparable requirements, such exchange, with notice of the items contained in Rule 10b-17.

Proposal 3, page 21

6.                                      Please revise to briefly disclose the material features of your 2001 Stock Incentive Plan.  See Item 10(a)(1) of Schedule 14A.

In response to your comment, we have reordered the disclosure formerly under the caption “Administration of the Plan,” have re-captioned such disclosure “About the Incentive Plan” and have expanded the disclosure to discuss the categories of potential recipients eligible for grants and the basis for participation in the plan.

7.                                      You disclose that there are only 1,404,000 shares available under your 2001 Stock Incentive Plan for future grant and that the amendment to your Plan will increase the number of shares reserved for issuance by 1,000,000 shares.  Please revise to disclose whether you have any plans, proposals or arrangements to issue any of the newly reserved shares of common stock under your plan.  If not, please disclose that SoftBrands has no such plan, proposals or arrangements.  If so, revise your disclosure to include the information required by Item 10(a) of Schedule 14A or otherwise disclose your plans, proposals or arrangements for the newly reserved shares.

In response to your comment, we have added the following sentence to the first paragraph under Proposal 2:

“Except with respect to our policy to automatically grant options to directors annually, we have not established any plans or arrangements with respect to the shares of common stock that will be available through this increased reservation.”

Please note that we have updated the proxy statement in several other respects, including with respect to a pending distribution from the AremisSoft Corporation Liquidating trust that counsel for the trust has indicated is likely and to add a description of a new director and two new executive officers.  We have also moved the meeting date, and the corresponding record date.

Closing Comments

In connection with responding to your comments, I hereby acknowledge, on behalf of SoftBrands that:

•                  SoftBrands is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  SoftBrands may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have, as we advised you, delayed and rescheduled our annual meeting twice to accommodate the review of the Form 10 and this Proxy Statement.  Please be assured that we understand and agree that our mutual objective is to provide the best disclosure possible.

Nevertheless, if there is anything we can do to expedite the process so that further delay can be avoided, please do not hesitate to contact our counsel, Thomas Martin by phone at (612) 340-8706, by fax to (612) 340-7800 or by e-mail to martin.tom@dorsey.com, or me by phone at (612) 851-1927, by fax to (612) 851-6280, or by e-mail to dave.latzke@softbrands.com.

Very truly yours,

David G. Latzke, Executive Vice President,
Chief Financial Officer, and Secretary